Exhibit 99.2

Financial calendar

Financial calendar for Hafnia Limited

FINANCIAL YEAR 2024
30.04.2025 - Annual Report
27.02.2025 - Quarterly Report - Q4

FINANCIAL YEAR 2025
27.08.2025 - Half-yearly Report
30.04.2026 - Annual Report
14.05.2025 - Annual General Meeting

15.05.2025 - Quarterly Report - Q1
01.12.2025 - Quarterly Report - Q3
26.02.2026 - Quarterly Report - Q4

This information is published pursuant to the requirements set out in the Continuing obligations.